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                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                    deemed filed pursuant to Rule 14d-2(b) under
                                             the Securities Exchange Act of 1934

                                        Filing Person: Networks Associates, Inc.
                                         Subject Company: McAfee.com Corporation
                                 Subject Company's Commission File No.: 00-28247

The following is a transcript from a conference call held on March 26, 2002.

                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 1

                                 NETWORK ASSOC.

                                 MARCH 26, 2002
                                  7:30 A.M. CST

Coordinator       Hello and welcome to the Network Associates conference call.
                  Today's conference is being recorded at the request of the company. If anyone has any objections, you may disconnect at this time. I would now like to introduce today's conference host, the vice president of investor relations, Ms. Kelly
                  Blough. Ma'am, you may begin.

K. Blough         Good morning and thank you, everyone, for joining us today.
                  With me is George Samenuk, our Chairman and CEO; Steve
                  Richards, our Chief Operating Officer and Chief Financial
                  Officer, and Kent Roberts, our Executive Vice President and
                  General Counsel.

                  I'd like to begin by reading the required Safe Harbor statement. This conference call may contain forward-looking statements. Forward-looking statements include, but are not limited to discussions related to our business and growth prospects in the US and internationally, the outlook for our business for 2002 and beyond, the impact of the events announced


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 2

                  today, and the proposed exchange offer. These statements are based on current management expectations and actual results may vary, perhaps materially, from those contained in the forward-looking statements. Investors are encouraged to read Network Associates prospectus and tender offer statement describing the proposed exchange offer when they become available. More information on risks and uncertainties related to the company and its business can be found in these documents and in the company's regular quarterly and annual filings with the SEC.

                  I will now turn the call over to George Samenuk.

G. Samenuk        Good morning, everyone. Thanks for joining us today. Earlier today, we announced that Network Associates is the subject of an SEC inquiry. I wanted to talk to you all personally this morning, to give you as much information as we can on this matter and to answer your questions. As our press release noted, the SEC informed us on Friday that, they have started a formal order of private investigation, focusing on the 2000 fiscal year. As you know, this management team came to Network
                  Associates in January of 2001, so the inquiry focuses on events that predate our arrival.



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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 3


                  That said, we have reviewed the company's accounting for fiscal 2000 with our outside auditors, PricewaterhouseCoopers, and we continue to believe that the accounting was proper. We intend to fully cooperate with the SEC staff, in order to bring this inquiry to a conclusion as quickly as possible.

                  On December 26, 2000, Network Associates announced three major events: the resignation of its top three officers; changes in its channel sales policy, and a significant quarterly shortfall. Following that announcement, the company received informal inquiries from the SEC staff, which we viewed as routine and to which we responded fully.

                  The company was informed on Friday afternoon of the formal order and our lawyers contacted me immediately. Friday's information was extremely limited. However, we were able to get more clarification on the scope of the order yesterday morning on Monday. We believe that the investigation centers primarily on our 2000 fiscal year results and the events described in our December 26, 2000 press release.

                  As you know, I have gone to great lengths since joining this company on January 3, 2001, to build credibility with our stockholders. In that spirit,


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 4

                  we decided to make this information public, as quickly as we could and to answer any questions you might have, so that we can get back to work executing on the strategy that this management team has been engaged in over the last 15 months.

                  Let me be clear. We do not expect this to have any effect on our day to day operations, our current business or our future growth opportunities. Network Associates' business remains solid. We have very strong customer relationships, innovative product, 3,625 talented and dedicated people on the field, nearly $1 billion in cash and growing opportunities in the United States and overseas. I am very optimistic about the future of this company and I'm enthusiastic about our growth prospects for 2002 and beyond.

                  Before I conclude and take your questions, I want to also add that in light of these events, we are postponing the commencement of our exchange offer to McAfee.com shareholders. We still believe that the transaction makes good business sense for all the reasons that we gave you last week.

                  With that, I'd like to open the call to question. Before I do, however, let me remind you that we will not be answering questions related to this


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 5

                  quarter's financial results. We'll be announcing these results as previously planned, on Thursday, April 11th. Now, I'll turn it back over to Kelly Blough.

K. Blough         Operator, you may poll for questions now.

Coordinator       Our first question comes from Sterling Audi with JP Morgan.
                  You may ask your question.

S. Audi Three questions: one, is there anything that you guys have been privy to in terms of what may have triggered the investigation, was it perhaps, the tender offer in itself?

G. Samenuk        Kent Roberts, our Executive Vice President and Legal Counsel
                  can answer that.

K. Roberts        Yes, we don't have any information on what triggered them
                  going formal. We've been talking to them as indicated, but we have no information, as to why they went formal at this stage.
                  Going formal at this stage simply means that in connection with the use of their oversight ability to investigate public companies, they want to have more formal mechanisms


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 6

                  for gathering information. That's what's been added here. As to why they went there, we don't have that information.

S. Audi The second question is based on your earlier conversations or your best guess, is there any time frame to resolution?

K. Roberts        The SEC is actually not on any time frame with respect to this type of proceeding. It can go on. They don't even have to tell you what they're doing necessarily. They don't ... who they're talking to and it doesn't necessarily resolve one way or the other on any kind of time frame. Nor do we have control over their time frame, but we do intend to work with them very cooperatively to get the information they're looking for.

S. Audi Then the last question, George, I know it may be a little bit preliminary, but in terms of once this comes to resolution in terms of the exchange offer on McAfee, would you then just go back and review, based on where the two stocks are at that point?

G. Samenuk        Yes, we'd have to go back and review our offer. Let me state that PricewaterhouseCoopers has extensively gone through our books in 2000. Steve Richards has gone through our performance and results in 2000 in

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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 7

                  excruciating detail, so we are confident in cooperating with the SEC that we'll have a successful resolution with them.

S. Audi           Thanks.

Coordinator       Our next question comes from Olivia Golden with Bear Stearns.
                  You may ask your question.

O. Golden         Just one quick question, did the SEC give you any indication in the time period in 2000 that they were looking at? Is it something, where they're more focused before the fourth quarter when Network Associates changed the accounting policy?
                  Do you have any sense of where they're honing in on their investigation?

G. Samenuk        Certainly on December 26, 2000 when the three events happened, the three top officers resigned, the change in the sell through process and the miss in the fourth quarter, that's a trigger event. We believe they're looking at December 26th and then all of 2000, to look at if everything was properly accounted for.

O. Golden         Thanks.


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 8

Coordinator       Our next question comes from Nancy Casey with Vall Halla. You may ask your question.

N. Casey Just a point of clarification, typically a formal order of investigation doesn't indicate a time period. Is it really specific to this time period or just your understanding that that's going to be their main focus?

K. Roberts        We believe from reviewing the formal order and from things we know about that, they are focused on the results in 2000.

N. Casey The formal letter of investigation typically allows them to look at anything any time, right?

K. Roberts        They can. Within their general oversight powers, they can
                  continue to look at all periods. That is correct, but we do believe the focus of this particular investigation is 2000.

N. Casey          Thank you.

Coordinator       Our next question comes from Todd Ricker with Credit Suisse
                  First Boston.


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                          PAGE 9

T. Ricker         Is there any indication in terms of what they're looking at within the results, any insight whatsoever?

K. Roberts        They actually are not that specific. It's just looking at the results of the period and the events described in our December
                  26th press release relating to the three executives, the sell in to sell out change, and the shortfall in that quarter.

T. Ricker         You seem to be very confident they're focused on that period.
                  From the information you provided, has it all been centered around that? What gives you the insight?

K. Roberts        Review of the order and conversations that we've had.

T. Ricker         Thanks.

Coordinator       Our next question comes from David Leverman with Fedeman. You may ask your question.

D. Leverman       I just had one quick question. I was wondering if this
                  investigation also includes McAfee.com's business.


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                         PAGE 10

G. Samenuk        To the best of our knowledge, it does not include McAfee.com's business. That has never been mentioned.

D. Leverman       Do you share accounting policies between the two, meaning when
                  Network Associates has made an accounting change, has Maxi had to adopt that?

G. Samenuk        Maxi.com is a separately traded public company. They have
                  their own accounting, own legal staff, and think of them as a separately traded different entity from Network Associates.

D. Leverman       Thank you.

G. Samenuk        Thank you, David.

Coordinator       We'll take the next question from Chris Russ with Wachovia
                  Securities. You may ask your question.

C. Russ Network Associates in 1999 stumbled badly because of channel stuffing and then also in the fourth quarter of 2000. You eradicated all of those past practices, by changing the revenue recognition to a sell through model

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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                         PAGE 11

                  from a selling model. Why now is the SEC exploring this issue? This is an old issue and why now, are they approaching the company about this issue?

G. Samenuk        We can't answer why now. The SEC is now approaching this
                  issue. The SEC as everyone knows, has been extremely busy over the past couple of quarters. We cannot speculate why they determine now is the best time to look at 2000, but again, let me state. We have in conjunction with our auditors, PricewaterhouseCoopers, Steve Richards, our CFO and CEO, the finance team have gone through the 2000 books in exhausting detail. We feel they are proper. We are in full cooperation with the SEC.

C. Russ If they determine that the previous management team under Bill Larson had engaged in some channel stuffing or there had been something improper about the revenue recognition, what kind of penalty, if any, could be imposed on the company? What's your best guess there?

G. Samenuk        Certainly we can't speculate on any allegation of any
                  wrongdoing because we believe the books are proper. Therefore, we can't speculate on any penalty associated with this investigation. This is a formal, private order of investigation as Kent Roberts said, that allows them to continue to look

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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                         PAGE 12

                  at 2000. Whether something comes of that or not, we'll cooperate fully with the SEC in coming to a resolution that is very, very clear to everyone.

C. Russ Finally, can you just remind us, where there any shareholder lawsuits that were brought in the December quarter of 2000 and what's the resolution on those lawsuits? Have those been settled, or are those still outstanding?

K. Roberts        There are pending shareholder lawsuits at this point filed in the northern district of California. They are still pending.

C. Russ           They're still pending?

K. Roberts        Yes.

Coordinator       Our next question comes from Jonathan Feany with Credit Suisse
                  First Boston.

J. Feany George, from your conversations with lawyers in general, I know you can't comment specifically about any potential wrongdoing, but do you have any sense what the outcome typically is in these situations, what the potential range of outcomes are?


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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                         PAGE 13

G. Samenuk        We have not looked at any outcomes. We are not being charged with anything today. We're just being looked at for a trigger of events that happened on December 26, 2000, as we've stated.
                  It was a pretty murky day that they looked at those three events and said, this is something that merits further investigation. We've been in full cooperation and the SEC is looking into it. To predict or speculate on outcomes today would be irresponsible for me as the CEO or any of our executive management team. Again, we cannot make any comment on that at all.

J. Feany          Thank you, George.

Coordinator       We'll take the next question from Charlie Swift with Aricott
                  Group. You may ask your question.

C. Swift I'm just curious why the announcement, if you had found out on Friday, was not made yesterday.

G. Samenuk        Yes, I was notified after the market closed on Friday and we received very little information on Friday concerning this SEC action. We called the SEC on Monday and received additional information. After receiving

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                                                                  NETWORK ASSOC.
                                                         MODERATOR: KELLY BLOUGH
                                                    MARCH 26, 2002/7:30 A.M. CST
                                                                         PAGE 14

                  additional information, we decided to make it public as soon as we could, which was this morning.

C. Swift          Thanks.

K. Blough         Operator, I think, George, we'll turn it back over to you to conclude.

G. Samenuk        Thanks, Kelly. Thank you for taking the time on today's call.
                  We're going to resolve these issues. I wasn't here in 2000. I started January 3, 2001. Since then, we have rebuilt confidence in our investors, confidence in our customers, and confidence in our 3,650 people around the world. We have great products, almost $1 billion in cash, and a very bright future.
                  Again, we will fully cooperate with the SEC to resolve these issues and continue the upward trend that Network Associates has had in the last 15 months. Thank you very much, everybody.

Coordinator       We'd like to thank everyone for joining today's conference call and please have a wonderful day.


                             Additional Information

      In connection with the exchange offer, Network Associates, Inc. has filed an exchange offer prospectus and a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION RELATING TO THE EXCHANGE OFFER. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the registration statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Network Associates by directing a request to the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, 1-888-414-5566.